EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

Herbst Gaming, Inc.(1)

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

(dollars in thousands) (unaudited)

	2003	2004	2005	2006	2007

Income from continuing operations before income taxes(2) (3) (4)	$8,209	$29,222	$51,053	42,060	(38,120)
Add:
Interest expense	24,525	22,109	36,532	39,134	93,952
Interest component of rent expenses	611	658	807	699	2,647
Earnings available for fixed charges	$33,345	$51,989	$88,392	$81,893	$52,923
Fixed Charges:
Interest expense	$24,525	$22,109	$36,532	39,134	93,952
Interest capitalized	—	—	101	873	206
Interest component of rent expense	611	658	807	699	2,647
Total fixed charges	$25,136	$22,767	$37,440	$40,706	$96,805
Ratio of earnings to fixed charges	1.3	2.3	2.4	2.0	0.5

(1)          For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before fixed charges and loss on early retirement of debt (other than capitalized interest).  Fixed charges consist of interest expensed and capitalized and the interest component of rent expense.

(2)   Includes add back of early retirement of debt charges of $37,991 for the year ending December 31, 2004.

(3)   Includes add back of early retirement of debt charges of $221 for the year ending December 31, 2005.

(4)          Includes add back of $72,965 in noncash impairment of intangibles and $16,100 due to the termination of an interest rate hedge.